SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13GA
                                 (Rule 13d-102)
                                ----------------

      INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b),
          (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)


                              Hubbell Incorporated.
                                (Name of Issuer)

                      Common Stock, Class A $.01 par value
                         (Title of Class of Securities)

                                    443510102
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [x]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                   13GA                          PAGE 2 OF 7

CUSIP No. 443510102
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     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               BKF Asset Management, Inc.
               13-3134273
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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
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NUMBER OF      (5)  SOLE VOTING POWER
                    19
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    16,000
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    19
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    16,000
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     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               16,019
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    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
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    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               0.17%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               IA
---------------------------------------------------------------------------
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                         13GA                          PAGE 3 OF 7

CUSIP No. 443510102
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               BKF Capital Group, Inc.
               36-0767530
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [x]
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY

-----------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
-----------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    19
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    16,000
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    19
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    16,000
-----------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
               16,019
-----------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                             [ ]
-----------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
               0.17%
-----------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
               HC
-----------------------------------------------------------------------------

                                   13GA                          PAGE 4 OF 7

ITEM 1(a).  NAME OF ISSUER:
            Hubbell Incorporated

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            584 Derby Milford Road, Orange, Connecticut 06477-4024

ITEM 2(a).  NAME OF PERSON FILING:
             BKF Asset Management, Inc. ("BKFAM")
             BKF Capital Group, Inc.    ("BKF")

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
             BKF Asset Management, Inc.        BKF Capital Group, Inc.
             One Rockefeller Plaza             One Rockefeller Plaza
             New York, New York  10020         New York, New York  10020

ITEM 2(c).  CITIZENSHIP:
             BKFAM and BKF are each corporations organized under the laws of the State of Delaware.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
             Common Stock, Class A $.01 par value.

ITEM 2(e).  CUSIP NUMBER:
             443510102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act
          (b) [ ] Bank as defined in Section 3(a)(6) of the Act
          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940
          (e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)
          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-
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                                   13GA                          PAGE 5 OF 7

                  1(b)(1)(ii)(F)
          (g) [x] Parent Holding Company, in accordance with Rule 13d-
                  1(b)(ii)(G);
          (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
          (j) ( ) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX.
[ ]

ITEM 4.   OWNERSHIP.
             (a) Amount Beneficially Owned:
                 16,019

             (b) Percentage of Class:
                 0.17% (based on the 9,210,133 shares of Class A Common Stock reported to be outstanding as of October 28, 2005 as reflected in the Company's Form 10-Q for the quarterly period ended September 30, 2005.)

             (c) Number of shares as to which such person has:
                 (i)   sole power to vote or to direct the vote:
                       19

                 (ii)  shared power to vote or to direct the vote:
                       16,000

                 (iii) sole power to dispose or to direct the disposition of:
                       19

                  (iv) shared power to dispose or to direct the disposition of
                       16,000

          BKFAM, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, holds for the accounts of its investment advisory clients, and thereby beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, the foregoing shares of Common Stock. BKF is the sole shareholder of BKF Management Co., Inc., a Delaware corporation which is the sole shareholder of BKFAM. BKF, therefore, may be deemed the beneficial owner of the shares of Common Stock held by BKFAM.
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                                   13GA                          PAGE 6 OF 7

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.

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                                   13GA                          PAGE 7 OF 7

ITEM 10.  CERTIFICATION. (if filing pursuant to Rule 13d-1(b)) By signing below, BKFAM and BKF certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2006
                                BKF Asset Management, Inc.

                                /s/ Norris Nissim
                                ---------------------------
                                  Norris Nissim
                                Senior Vice President and General Counsel

                                BKF Capital Group, Inc.

                                /s/ Norris Nissim
                                ---------------------------
                                  Norris Nissim
                                Senior Vice President and General Counsel